

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

<u>Via E-mail</u>
Vesna Pesic
President
Elite Books Inc.
5042 Wilshire Blvd #27777
Los Angeles, CA 90036

> **Re: Elite Books Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 22, 2014**
> **File No. 333-197384**

Dear Ms. Pesic:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 5</u>

1. We reissue, in part, comment 2 of our letter dated August 7, 2014. Please provide disclosure of your auditor's going concern opinion in your prospectus summary.

<u>Risk Factors, page 7</u>

<u>Risks associated with this offering, page 14</u>

<u>We will incur ongoing costs and expenses for SEC reporting and compliance. . . . , page 16</u>

2. We note your response to comment 7 of our letter dated August 7, 2014 stating the purchase of inventory is neither a part of your plan of operations nor an element of your business model, which is the acquisition of exclusive selling rights. However, your prospectus states that you have acquired inventory and will eventually open a store.

Please explain to us why you have acquired inventory if it is not part of your plan of operation.

Dilution, page 18

3. Please revise your filing to update your dilution table to properly reflect the most recent financial information as of June 30, 2014.

Management's Discussion and Analysis or Plan of Operation, page 18

Operations Plan, 12 Month, page 21

4. Please disclose whether you have entered into financing agreements with management to obtain loans covering any deficiencies in operational funds. If no such agreements exist, please state as much and disclose that such management loans are not guaranteed and what impact failure to obtain financing will have.

5. We reissue comment 10 of our letter dated August 7, 2014. We note that under any of the disclosed scenarios, you do not begin sales and, thus, will not generate revenue until the twelfth month at which point you will have exhausted all funds received from this offering. We further note that your auditor issued a going concern opinion for several reasons, including a lack of sufficient revenues and limited capital. Given your projected state of operations and likelihood of exhausted financing at the end of your 12-month plan, please disclose management's plans to alleviate your auditor's going concern opinion, including but not limited to revenue generation and working capital.

6. Please update the line items involved in your operating plans to reflect your status and disclosures elsewhere in your prospectus. For example, we note that rent is listed at various amounts between $500 and $1500 per month (deposit notwithstanding) while the lease agreement filed as Exhibit 10.2 sets rent at $500 per month. Additionally, please revise your projections in your 33% scenario to clarify how each "Month's total" is calculated.

Exhibit 10.3

7. Your Subscription Agreement refers to a price per share that differs from the price per share presented in the prospectus. Please revise.

8. Your requirement that the Subscriber acknowledge they have read your prospectus is inappropriate as it may suggest that holders are waiving the protections afforded under the U.S. federal securities laws. The current representation should be deleted unless included because of state law or other requirements. If so, indicate the authority that requires the representation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202.551.3855 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Frederick C. Bauman